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                        Equitable Capital



                                       September 29, 1987



State Street Bank and Trust Company
1776 Heritage Drive
North Quincy, Massachusetts  02170

Attn:    Ms. Regina Seaver Keaveney

         Re:  The Equitable Funds/
              Accounting Services

Dear Ms. Keaveney:

         Equitable Capital Management Corporation ("Equitable Capital") wishes to avail itself of your experience, assistance and facilities with respect to certain accounting, valuing and reporting services to be provided for The Equitable Funds ("The Funds"). The Funds is a Massachusetts business trust registered as an open end diversified management investment company under the Investment Company Act of 1940, as amended (the "Act"). You have agreed to provide the services described on Schedule A attached hereto, which from time to time may be amended, in accordance with the understandings set forth in this letter.

         You will be compensated by Equitable Capital in accordance with the fees and charges specified in Schedule B attached hereto.

         It will be your responsibility to compute the net asset value per share for each series of The Funds at such time and dates as specified in The Funds' current prospectus. Securities will be valued as set forth in such prospectus except that where securities are to be valued at fair value as determined by the Trustees, you shall determine the value as specified by instructions of The Funds. In valuing portfolio securities, you shall use the pricing service or services available to you specified by Equitable Capital. Equitable Capital agrees to transmit information concerning purchases and sales on a daily basis.

         You shall, as agent for The Funds, maintain and keep current the books, accounts and other documents, if any, listed in Schedule A attached hereto and made a part hereof, as such Schedule A may be amended from time to time. Such books, accounts and other documents shall be preserved b you in accordance with



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the applicable provision of Rule 31a-2 under the Act, shall be the property of The Funds and shall be surrendered to The Funds promptly on request. Notwithstanding the foregoing, you shall preserve for the period of time specified in Rule 31a- 2(a)(2) under the Act schedules compiled hereunder evidencing and supporting each computation of the net asset value of each series's shares, and such schedules shall be the property of The Funds and shall be surrendered to The Funds promptly on request.

         This agreement shall be terminable by either party upon 60 days written notice.




Agreed to and Accepted:

______________________________
         (Title)

cc:  Robert R. Coby, 1285/20
     Edward P. Lawrence, (Ropes & Gray)
     John Florence, (State Street Bank)






























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